1050 Connecticut Ave NW, Suite 500

Washington, D.C. 20036

August 22, 2025

VIA EDGAR

Attention:	Jason Drory
Laura Crotty

Division of Corporation Finance

Securities and Exchange Commission

Office of Life Sciences

100 F Street, NE

Washington DC 20549

Re:	Cyclacel Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed July 24, 2025
File No. 333-286754

Dear Ladies and Gentlemen,

On behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 24, 2025 (the “Comment Letter”), with respect to the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on July 24, 2025 relating to the registration under the Securities Act of 1933, as amended, of the securities of the Company. Concurrently with this submission, the Company has filed Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “POS AM #2 Registration Statement”). The responses set forth below are based upon information provided to Rimon P.C.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed July 24, 2025

General

1. We note that you have omitted substantially all of the disclosure required by Part I of Form S-1 in this post-effective amendment to your registration statement on Form S-1. Please amend to include all of the disclosures required by Part I. Please note that such disclosure is necessary in order for your prospectus to be complete pursuant to Section 10(a) of the Securities Act, whether or not there have been changes to disclosure since the filing of the initial registration statement on Form S-1.

Response: We acknowledge the Staff’s comment and advise in response that the Company has included the required information in Part I of Form S-1 in the POS AM #2 Registration Statement pursuant to Section 10(a) of the Securities Act of 1933, as amended.

2. We note you entered into a share exchange agreement dated May 6, 2025, with FITTERS Diversified Berhad, a Malaysian publicly listed company (“Fitters Parent”) and FITTERS Sdn. Bhd., a Malaysia private limited company and wholly-owned subsidiary of Fitters Parent (“Fitters”) whereby Fitters Parent will exchange all of its ownership interest in Fitters representing 100% of all of the issued and outstanding capital shares of Fitters, for 19.99 percent of all of the issued and outstanding shares of your Common Stock. Please provide your analysis of whether you are required to include financial statements of the business acquired under Rule 8-04 of Regulation SX and the related pro forma financial information required by Rule 8-05 of Regulation S-X. Refer to Part I, Item 11(e) of Form S-1.

Response: In response to the Staff’s comment, the Company included the financial statements of the business that is the subject of the potential acquisition under Rule 8-04 of Regulation SX and the related pro forma financial information required by Rule 8-05 of Regulation S-X. Refer to Part I, Item 11(e) of Form S-1.

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If you have any questions regarding any of our responses or the revisions to the POS AM #2 Registration Statement, please do not hesitate to contact me on (202) 935-3390.

Kind regards,

/s/ Debbie A. Klis
Rimon P.C.

cc:	Datuk Dr. Doris Wong, CEO